November 23, 2018

Neil Leibman
Chief Executive Officer
SUMMER ENERGY HOLDINGS INC
5847 San Felipe Street, Suite 3700
Houston, Texas 77057

       Re: SUMMER ENERGY HOLDINGS INC
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 001-35496

Dear Mr. Leibman:

        We issued comments to you on the above captioned filing on October 31, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by Decenber 7, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Robyn Manuel at (202) 551-3823 or Bill Thpompson at
202-551-
3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products